October 18, 2022 Via EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E.	99 Bishopsgate
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United Kingdom
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Washington, D.C. 20549

Attn:	Kathleen Krebs
Joshua Shainess

Division of Corporation Finance
Office of Technology

Re:	Nexters Inc.
Post-Effective Amendment No. 4 to Form F-1
Filed September 1, 2022
File No. 333-259707

To the addressees set forth above:

On behalf of our client, Nexters Inc. (together with its subsidiaries, the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 27, 2022 (the “Comment Letter”) with respect to the Post-Effective Amendment No. 4 (“POS AM No. 4”) to the Registration Statement of the Company on Form F-1 (File No. 333-259707), filed with the Commission on September 1, 2022 (the “Registration Statement”). An electronic version of the Company’s Post-Effective Amendment No. 5 (“POS AM No. 5”) to the Registration Statement, which has been revised to address the Staff’s comments to POS AM No. 4, has been concurrently filed with the Commission through its EDGAR system.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Post-Effective Amendment No. 4 to Form F-1 filed September 1, 2022

Cover Page

1.	In response to comment 1, you indicate that, due to the suspension of trading of your ordinary shares and warrants by Nasdaq since February 28, 2022, it is impossible to determine a market price for these securities, and potential purchasers in the offering will have to use alternative methods of valuation to determine the value of the securities. It does not appear that this information meets the requirement to provide the offering price of the securities under Item 501(b)(3) of Regulation S-K. Please revise your prospectus cover page to provide a fixed price or price range at which the selling securityholders will sell their securities until trading in these securities resumes on the Nasdaq, after which the securities will be offered and sold at prevailing market prices or at negotiated prices.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

*In cooperation with the Law Firm of Salman M. Al-Sudairi LLC

October 18, 2022 Page 2

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in accordance with Item 501(b)(3) of Regulation S-K, it has updated the disclosure on the cover page to include an offering price of the securities being offered. The Company respectfully advises the Staff that, to its understanding, no trading of the securities of issuers subject to a suspension of trading in their securities on the U.S. stock exchanges in connection with the Russian military conflict in Ukraine, including the Company’s securities, is permissible on the over-the-counter market. Accordingly, in the absence of any market price for its securities being offered, the offering price that the Company has provided is the Company’s bona fide estimate of the fair value of the securities as of September 30, 2022. In accordance with Instruction 2 to Item 501(b)(3) of Regulation S-K, the Company has included a cross-reference to the location of the disclosure in the prospectus of the method used by the Company to determine the offering price.

Furthermore, the Company respectfully advises the Staff that in light of the absence of any trading market for its securities, no sales of the Company’s securities being offered pursuant to the prospectus that is part of the Registration Statement would be able to be effectuated unless and until the trading suspension were to be lifted. The Company has revised the disclosure on the cover page and pages 7, 45 and 154 of the prospectus included in POS AM No. 5 to include a clarifying statement in this regard.

2.	You disclose that Ivan Tavrin will leave the board and his Chairman position and will no longer be involved in the corporate governance, management or operations of the company. Please disclose that Mr. Tavrin, as the sole owner of the SPAC's Sponsor, is offering all of the Sponsor's securities in this offering, consisting of 11,750,000 shares and 6,125,000 warrants. Disclose the price the Sponsor paid for the ordinary shares and warrants being registered for resale. Highlight any differences in the last trading price of your ordinary shares and warrants, the price that the Sponsor acquired its ordinary shares and warrants, and the price that the SPAC's public securityholders acquired their ordinary shares and warrants. Disclose that while the Sponsor may experience a positive rate of return based upon the last trading prices, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the trading price. Please also disclose the potential profit the Sponsor could earn based on the last trading prices. Lastly, please include appropriate risk factor disclosure.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has updated the disclosure on the cover page and pages 46 and 138 of the prospectus included in POS AM No. 5 accordingly.

* * * *

October 18, 2022 Page 3

We hope that the foregoing has been responsive to your comments. Please do not hesitate to contact me by telephone at +44 207 710 3098 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ J. David Stewart
J. David Stewart
of LATHAM & WATKINS LLP

cc:	Andrey Fadeev, Nexters Inc.
Alexander Karavaev, Nexters Inc.
Yulia Dementieva, Nexters Inc.
Yoseph Choi, Latham & Watkins LLP